

VIA EDGAR

November 1, 2022

Securities and Exchange Commission
Division of Investment Management
100 F Street N.E.
Washington, D.C. 20549

RE: TIFF Investment Program ("TIP")
   File Nos. 33-73408 and 811-8234

Commissioners:

Pursuant to Section 17(g) of the Investment Company Act of 1940, as amended, and Rule 17g-1(g)(1) thereunder, please find enclosed: (i) a copy of TIP's single insured fidelity bond (the "bond") and (ii) an Assistant Secretary's certification of the resolutions of a majority of the non-interested Trustees of TIP approving the form and amount of the bond.

Please be advised that the bond's premium for the period September 30, 2022 to September 30, 2023 has been paid.

If you should have any questions or comments, please do not hesitate to contact me at (617) 662-1578.

Sincerely,

/s/ Sandra Madden
Sandra Madden

Enclosures

CHUBB®

Financial Institution Bond
For Investment Companies

DECLARATIONS

Name of **Assured**:

TIFF INVESTMENT PROGRAM

Address of **Assured**:

170 N RADNOR CHESTER RD STE 300
RADNOR, PA 19087

FEDERAL INSURANCE COMPANY

Incorporated under the laws of Indiana, a stock insurance company, herein called the Company

One American Square 202 N Illinois Street, Suite 2600
Indianapolis, IN 46282

Bond Number: J06041383

THIS IS NONPARTICIPATING WITH REGARD TO PAYING DIVIDENDS TO BONDHOLDERS.

Item 1.   Bond Period: From: September 30, 2022
To: September 30, 2023
At 12:01 A.M. local time at the Address of **Assured**.

Item 2.   Single Loss Limits Of Liability – Deductible Amounts:

Insuring Clause		Single Loss Limit Of Liability	Deductible Amount
1.	Employee	$1,500,000	$0
2.	On Premises	$1,500,000	$10,000
3.	In Transit	$1,500,000	$10,000
4.	Forgery Or Alteration	$1,500,000	$10,000
5.	Extended Forgery	$1,500,000	$10,000
6.	Counterfeit Money	$1,500,000	$10,000
7.	Computer System Fraud	$1,500,000	$10,000
8.	Claims Expense	$25,000	$5,000
9.	Audit Expense	$25,000	$5,000
10.	Uncollectible Items Of Deposit	$25,000	$5,000
11.	Voice Initiated Funds Transfer Instruction	$1,500,000	$10,000

CHUBB®

Financial Institution Bond
For Investment Companies

IN WITNESS WHEREOF, the Company has caused this Bond to be signed by its Authorized Officers, but it shall not be valid unless also signed by a duly authorized representative of the Company.

FEDERAL INSURANCE COMPANY



_____
Secretary

_____
President

September 14, 2022
_____
Date

_____
Authorized Representative

PF-52903D_PA (08/21)   Page 2 of 2

POLICYHOLDER DISCLOSURE

NOTICE OF
TERRORISM INSURANCE COVERAGE (for
policies with no terrorism exclusion or sublimit)
Insuring Company: Federal Insurance
Company

You are hereby notified that, under the Terrorism Risk Insurance Act (the "Act"), this policy makes available to you insurance for losses arising out of certain acts of terrorism. Terrorism is defined as any act certified by the Secretary of the Treasury of the United States, to be an act of terrorism; to be a violent act or an act that is dangerous to human life, property or infrastructure; to have resulted in damage within the United States, or outside the United States in the case of an air carrier or vessel or the premises of a United States Mission; and to have been committed by an individual or individuals as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion.

You should know that the insurance provided by your policy for losses caused by acts of terrorism is partially reimbursed by the United States under the formula set forth in the Act. Under this formula, the United States pays 85% of covered terrorism losses that exceed the statutorily established deductible to be paid by the insurance company providing the coverage. Beginning in 2016, the Federal share will be reduced by 1% per year until it reaches 80%, where it will remain.

However, if aggregate insured losses attributable to terrorist acts certified under the Act exceed $100 billion in a calendar year, the Treasury shall not make any payment for any portion of the amount of such losses that exceeds $100 billion.

If aggregate insured losses attributable to terrorist acts certified under the Act exceed $100 billion in a calendar year and we have met our insurer deductible under the Act, we shall not be liable for the payment of any portion of the amount of such losses that exceeds $100 billion, and in such case insured losses up to that amount are subject to pro rata allocation in accordance with procedures established by the Secretary of the Treasury.

The portion of your policy's annual premium that is attributable to insurance for such acts of terrorism is: $ **-0-.**

If you have any questions about this notice, please contact your agent or broker.

The SEC Requires Proof of Your Fidelity Insurance Policy

Your company is now required to file an electronic copy of your fidelity insurance coverage (Chubb's ICAP Bond policy) to the Securities and Exchange Commission (SEC), according to rules adopted by the SEC on June 12, 2006.

Chubb is in the process of providing your agent/broker with an electronic copy of your insurance policy as well as instructions on how to submit this proof of fidelity insurance coverage to the SEC. You can expect to receive this information from your agent/broker shortly.

The electronic copy of your policy is provided by Chubb solely as a convenience and does not affect the terms and conditions of coverage as set forth in the paper policy you receive by mail. The terms and conditions of the policy mailed to you, which are the same as those set forth in the electronic copy, constitute the entire agreement between your company and Chubb.

If you have any questions, please contact your agent or broker.

Notice of Loss Control Services

Insuring Company: Federal Insurance Company

As a Chubb policyholder, you have loss prevention information and/or services available to you, as listed in this Notice. You may order any brochure by email to formsordering@chubb.com and to view our full suite of loss prevention brochures/services go to www.chubb.com/us/fl-lossprevention

Directors and Officers (D&O) Liability Loss Prevention Services

- ***Directors and Officers Liability Loss Prevention* Manuals:**
  Directors and Officers Liability Loss Preventions – #14-01-0035
  Directors and Officers Securities Litigation Loss Preventions – #14-01-0448
  Director Liability Loss Prevention in Mergers and Acquisitions – #14-01-1099
  Directors and Officers Liability Loss Prevention for Not-for-Profit- -#14-01-0036
  Cyber Loss Mitigation for Directors -#14-01-1199

Employment Practices Liability (EPL) Loss Prevention Services

- **Toll-free Hot Line**

  Have a question on how to handle an employment situation? Simply call **1.888.249.8425** to access the nationally known employment law firm of Jackson Lewis P.C. We offer customers an unlimited number of calls to the hot line at no additional charge.

- **ChubbWorks.com**
  ChubbWorks.com is a web-based platform that offers multiple services including overviews of employment laws, sample employment policies and procedures, and on-line training. To gain immediate access to ChubbWorks go to **www.chubbworks.com** and register using your policy number.

- ***Employment Practices Loss Prevention Guidelines* Manual**

  Employment Practices Loss Prevention Guidelines - #14-01-0061

- **Loss Prevention Consultant Services**

  Chubb has developed a network of more than 120 law firms, human resources consulting firms, and labor economist/statistical firms that offer specialized services for employment issues.

- **Public Company EPL Customers**

  Employment Practices Loss Prevention Guidelines – Written by Seyfarth Shaw exclusively for Chubb this manual provides an overview of key employment issues faced by for-profit companies and offers proactive idea for avoiding employment lawsuits.

- **Private Company EPL Customers**
  Employment Practices Loss Prevention Guidelines – Written by Seyfarth Shaw exclusively for Chubb this manual provides an overview of key employment issues for –profit companies and offers proactive idea for avoiding employment lawsuits.

Fiduciary Liability Loss Prevention Services

- **Fiduciary Liability Loss Prevention Manual**
  Who May Sue You and Why: How to Reduce Your ERISA Risks and the Role of Fiduciary Liability Insurance #14-01-1019

Crime Loss Prevention Services

- **Crime/Kidnap, Ransom & Extortion Loss Prevention Manual**

  Preventing Fraud: How Anonymous Hotlines Can Help #14-01-1090

Cyber Security Loss Prevention Services

Visit: https://www2.chubb.com/us-en/business-insurance/cyber-security.aspx to learn more about Chubb's Cyber Services for our policyholders.

Health Care Directors and Officers (D&O) Liability Loss Prevention Services

- **Readings in Health Care Governance Manual**
  Readings in Health Care Governance -#14-01-0788

- **ChubbWorks.com**
  ChubbWorks.com for Health Care Organizations – The Health Care Zone is a free online resource containing health care specific loss prevention information for employment practices liability, directors and officers (D&O) liability, and fiduciary liability exposures. To gain immediate access to ChubbWorks go to **www.chubbworks.com** and register using your policy number.

- **Health Care D&O Loss Prevention Consultant Services**
  Health Care D& O Loss Prevention Consultant Services- #14-01-1164

The services provided are advisory in nature. While this program is offered as a resource in developing or maintaining a loss prevention program, you should consult competent legal counsel to design and implement your own program. No liability is assumed by reason of the services, access or information provided. All services are subject to change without notice.

CHUBB®

Insuring Company: Federal Insurance Company

Enclosed is your commercial insurance policy from Chubb. The bill that corresponds with this policy has been mailed separately. When you receive the bill, please pay the amount due by the date indicated. Payment should be made directly to Chubb. As always, prompt payment will keep your coverage in place.

If you have any questions about the attached policy or need assistance with additional insurance, contact your agent or broker. For questions about billing, call our Premium Accounting Service Center at 1-800-372-4822. Thank you for insuring through Chubb.



**Chubb Producer Compensation
Practices & Policies**

Chubb believes that policyholders should have access to information about Chubb's practices and policies related to the payment of compensation to brokers and independent agents. You can obtain that information by accessing our website at http://www.chubbproducercompensation.com or by calling the following toll-free telephone number:

1-866-512-2862.

TRADE OR ECONOMIC SANCTIONS NOTICE

This insurance does not apply to the extent that trade or economic sanctions or other laws or regulations prohibit us from providing insurance, including, but not limited to, the payment of claims. All other terms and conditions of the policy remain unchanged.

Social Engineering Tips
Please read!

HAVE YOU BEEN TRICKED INTO WIRE FRAUD? TAKE IMMEDIATE ACTION!

If you believe you have transferred funds to a criminal posing as a legitimate business associate, you should act quickly:

1. Immediately contact the originating bank and **request a recall of the wire transfer** and confirm that recall in writing.

2. Immediately file a **complaint with the FBI** at www.ic3.gov. This reporting triggers the FBI's Recovery Asset Team and the FBI's assistance seeking return of the wire transfer.

3. Preserve **records of the incident**, including emails sent and received *in their original electronic state*. Correspondence and forensic information contained in these electronic files help investigators shed light on the perpetrator(s), and parties responsible for the incident.

4. Once the above steps are complete, **contact Chubb** per the instructions in your policy.

While neither recalling the wire transfer nor reporting to the FBI guarantees the return of your funds, these steps maximize the opportunity to mitigate your loss, assist the FBI in tracing the funds and help establish any insurance claim.

Simple Steps to Prevent Fraudulently Induced Wire Transfers

Email communication is efficient, but it is not a secure method of communication. Regardless of your familiarity with a contact, that contact's **email may be intercepted, altered and fabricated**. You may reduce the chances of fraud by following these best practices:

1. **Verify Email Requests by Telephone**: Require those responsible for paying invoices or changing bank routing information to verify payment details over the phone, rather than by email or documents sent electronically. Making a phone call to a known, pre-existing telephone number remains the single best protection against fraud.

2. **Segregate Wire Transfer Responsibilities**: Establish a standing policy that requires at least three people to review and approve wire transfer requests, pay an invoice or change a business partner's bank account information. Such requests should be entered by the initiator of the wire and verified by two independent signatories.

3. **Turn on MFA for Cloud Email**: Multifactor Authentication is available from all major email providers. It provides a layer of security to email accounts beyond a user's account name and password, making it harder for criminals to impersonate you, your executives and your employees.

This document is for information only. It is offered as a resource to be used together with your professional insurance advisers in maintaining a loss prevention program. No liability is assumed by reason of the information this document contains.



U.S. Treasury Department's Office Of Foreign Assets Control ("OFAC") Advisory Notice to Policyholders

This Policyholder Notice shall not be construed as part of your policy and no coverage is provided by this Policyholder Notice nor can it be construed to replace any provisions of your policy. You should read your policy and review your Declarations page for complete information on the coverages you are provided.

This Notice provides information concerning possible impact on your insurance coverage due to directives issued by OFAC. **Please read this Notice carefully.**

The Office of Foreign Assets Control (OFAC) administers and enforces sanctions policy, based on Presidential declarations of "national emergency". OFAC has identified and listed numerous:

- Foreign agents;
- Front organizations;
- Terrorists;
- Terrorist organizations; and
- Narcotics traffickers;

as "Specially Designated Nationals and Blocked Persons". This list can be located on the United States Treasury's web site – http//www.treas.gov/ofac.

In accordance with OFAC regulations, if it is determined that you or any other insured, or any person or entity claiming the benefits of this insurance has violated U.S. sanctions law or is a Specially Designated National and Blocked Person, as identified by OFAC, this insurance will be considered a blocked or frozen contract and all provisions of this insurance are immediately subject to OFAC. When an insurance policy is considered to be such a blocked or frozen contract, no payments nor premium refunds may be made without authorization from OFAC. Other limitations on the premiums and payments also apply.

QUESTIONS ABOUT YOUR INSURANCE?

Answers to questions about your insurance, coverage information, or assistance in resolving complaints can be obtained by contacting:

CHUBB
Customer Support Service Department
436 Walnut Street
PO Box 1000
Philadelphia, PA 19106-3703
1-800-352-4462

CHUBB®

**Financial Institution Bond
For Investment Companies**

The Company, in consideration of the premium paid, and in reliance on the Application and all other statements made and information furnished to the Company by the **Assured**, and subject to the Declarations made part of this Bond and to all other terms, conditions, and limitations of this Bond, agrees to pay the **Assured** for:

I. INSURING CLAUSES

1. Employee

   Loss resulting directly from **Larceny or Embezzlement** committed by any **Employee** acting alone or in collusion with others.

2. On Premises

   Loss of **Property** resulting directly from:

   a. robbery, burglary, misplacement, mysterious unexplainable disappearance, damage or destruction; or

   b. false pretenses, or common law or statutory larceny, committed by a natural person while on the premises of the **Assured**,

   while the **Property** is lodged or deposited at premises located anywhere.

   For the purpose of coverage under this Insuring Clause 2, the premises of securities depositories shall be deemed to be premises of the **Assured**, but only with respect to the loss of **Certificated Securities**. **Certificated Securities** held by such depositories shall be deemed to be **Property**, but only to the extent of the **Assured's** interest therein as detailed in the books and records of such depositories.

3. In Transit

   Loss of **Property** resulting directly from common law or statutory larceny, misplacement, mysterious unexplainable disappearance, damage or destruction, while the **Property** is in transit anywhere in:

   a. an armored motor vehicle, including loading and unloading thereof;

   b. the custody of a natural person acting as a messenger of the **Assured**; or

   c. the custody of a **Transportation Company** and being transported in a conveyance other than an armored motor vehicle, provided that covered **Property** transported in such manner is limited to the following:

      (1) **Written** records;

      (2) **Certificated Securities** issued in registered form, which are not endorsed or are restrictively endorsed; or

      (3) **Negotiable Instruments** not payable to bearer, which are not endorsed or are restrictively endorsed.

   Coverage under this Insuring Clause 3 begins immediately on the receipt of such **Property** by the armored motor vehicle, natural person messenger, or **Transportation Company** and ends immediately on delivery to the premises of the addressee or to any representative of the addressee located anywhere.

4. Forgery Or Alteration

   Loss resulting directly from the **Assured** having, in good faith:

   a. transferred, paid, or delivered any **Property**; or

   b. established any credit or given any value,

   in reliance on any **Written** and **Original**:

(1) **Negotiable Instrument** (other than an **Evidence of Debt**);

(2) **Acceptance**;

(3) **Withdrawal Order** or receipt for the withdrawal of **Property**;

(4) **Certificate of Deposit**;

(5) **Letter of Credit**; or

(6) instruction or advice directed to the **Assured** and purportedly signed by any **Customer**, any financial institution, or any **Employee**,

which

   i.   bears a **Forgery**; or

   ii.   is fraudulently materially altered.

For the purpose of this Insuring Clause 4, a reproduction of a handwritten signature is treated the same as the handwritten signature. An electronic or digital signature is not treated as a reproduction of a handwritten signature.

5.   Extended Forgery

Loss resulting directly from the **Assured** having, in good faith, for its own account or the account of others:

a.   acquired, sold or delivered, given value, extended credit or assumed liability in reliance on any **Written** and **Original**:

(1) **Certificated Security**;

(2) deed, mortgage or other instrument conveying title to, or creating or discharging a lien on, real property;

(3) **Evidence of Debt**; or

(4) **Instruction**,

which

   i.   bears a **Forgery**, but only to the extent the **Forgery** directly causes the loss;

   ii.   is fraudulently materially altered, but only to the extent the alteration directly causes the loss; or

   iii.   is lost or stolen;

b.   guaranteed in writing or witnessed any signature on any:

(1) transfer;

(2) assignment;

(3) bill of sale;

(4) power of attorney; or

(5) endorsement upon any item listed in a.(1) through a.(4) above,

but only to the extent that such guarantee or signature directly causes the loss; or

c.   acquired, sold or delivered, or given value, extended credit or assumed liability in reliance on any item listed in a.(1) or a.(2) above which is a **Counterfeit Original**, but only to the extent the **Counterfeit Original** directly causes the loss.

Actual physical possession, and continued actual physical possession if taken as collateral, of the items listed in a.(1) through a.(4) above by an **Employee**, **Custodian**, or a federal or state chartered deposit institution of the **Assured** is a condition precedent to the **Assured** having relied on such items. Release or return of such collateral is an acknowledgment by the **Assured** that it no longer relies on such collateral.

For the purpose of this Insuring Clause 5, a reproduction of a handwritten signature is treated the same as the handwritten signature. An electronic or digital signature is not treated as a reproduction of a handwritten signature.

6. Counterfeit Money

Loss resulting directly from the receipt by the **Assured** in good faith of counterfeit **Money**.

7. Computer System Fraud

Loss resulting directly from the:

a. withdrawal, transfer, payment, or delivery of **Property**; or

b. creation, deletion, debiting, or crediting of an account of the **Assured** or **Customer**,

which results directly from a **Network Intrusion**.

8. Claims Expense

Claims Expenses incurred by the **Assured** in determining the amount of covered loss under this Bond in excess of the applicable Deductible Amount.

9. Audit Expense

Audit Expenses incurred by the **Assured** by reason of the discovery of loss covered under Insuring Clause 1.

10. Uncollectible Items Of Deposit

Loss resulting directly from the **Assured** having credited an account of a customer, shareholder, or subscriber on the faith of any **Items of Deposit** which prove to be uncollectible, provided that the crediting of such account causes:

a. redemptions or withdrawals to be permitted;

b. shares to be issued; or

c. dividends to be paid,

from an account of an **Assured**.

As a condition precedent to coverage under this Insuring Clause 10, the **Assured** must hold **Items of Deposit** for the minimum number of days stated in the Application before permitting any redemptions or withdrawals, issuing any shares, or paying any dividends with respect to such **Items of Deposit**.

Items of Deposit shall not be deemed uncollectible until the **Assured's** standard collection procedures have failed.

11. Voice Initiated Funds Transfer Instruction

Loss resulting directly from the **Assured** having, in good faith, transferred, paid, or delivered **Money** or **Securities** in reliance upon any **Voice Initiated Funds Transfer Instruction** that purports, and reasonably appears, to have originated from:

a. the **Customer**;

b. an **Employee** acting on instructions of such **Customer**; or

c. a financial institution acting on behalf of such **Customer** with authority to make such instructions,

but which **Voice Initiated Funds Transfer Instruction** was, in fact, fraudulently issued without the knowledge of the **Assured**, **Employee**, or **Customer**.

As a condition precedent to coverage under this Insuring Clause 11, the **Voice Initiated Funds Transfer Instruction** must be received and processed in accordance with the Designated Procedures as outlined in the Application furnished to the Company.

II.   GENERAL AGREEMENTS

1. Automatic Increase – Limit Of Liability

   If, during the Bond Period, an increase in the minimum amount of the Single Loss Limit Of Liability applicable to Insuring Clause 1 is required pursuant to Rule 17g-1 of the Investment Company Act of 1940, as a result of:

   a. the creation of a new **Investment Company**; or

   b. an increase in the gross assets of **Investment Companies** covered under the Bond,

   then the minimum required increase in the amount of the Single Loss Limit Of Liability applicable to Insuring Clause 1 shall take place automatically for the remainder of the Bond Period without payment of an additional premium.

2. Joint Assured

   The first named **Assured** shall be deemed to be the sole agent of the other **Assureds** for all purposes under this Bond, including but not limited to the giving or receiving of any notice or proof required to be given and for the purpose of effecting or accepting any amendments to or termination of this Bond.

   If the first named **Assured** ceases for any reason to be covered under this Bond, then the **Assured** next named on the Application shall thereafter be considered as the first named **Assured** for the purposes of this Bond.

   The Company shall furnish each **Assured** with a copy of the Bond and with any amendment thereto, together with a copy of each formal filing of claim by any other **Assured** and notification of the terms of the settlement of each such claim prior to the execution of such settlement.

   Knowledge possessed or discovery made by any **Assured** shall constitute knowledge possessed or discovery made by all of the **Assureds** for the purposes of this Bond.

   All loss and other payments, if any, payable by the Company, shall be payable to the first named **Assured** without regard to such **Assured's** obligations to others, and the Company shall not be responsible for the application by the first named **Assured** of any payment made by the Company. If the Company agrees to and makes payment to any **Assured** other than the first named **Assured**, such payment shall be treated as though made to the first named **Assured**.

   The Company shall not be liable for loss sustained by one **Assured** to the advantage of any other **Assured**.

3. Notice To Company Of Legal Proceedings Against Assured – Election To Defend

   The **Assured** shall promptly give notice to the Company of any legal proceeding brought to determine the **Assured's** liability for any loss, claim or damage which, if established, would constitute a collectible loss under this Bond. Concurrent with such notice, and as requested thereafter, the **Assured** shall furnish copies of all pleadings and pertinent papers to the Company.

   The Company may, at its sole option, elect to conduct the defense of all or part of such legal proceeding. The defense by the Company shall be in the name of the **Assured** through attorneys selected by the Company. The **Assured** shall provide all reasonable information and assistance as required by the Company for such defense.

If the Company elects to defend all or part of any legal proceeding, the court costs and attorneys' fees incurred by the Company and any settlement or judgment on that part defended by the Company shall be a loss under the applicable Insuring Clause of this Bond. In addition, if the amount demanded in the legal proceeding is greater than the amount recoverable under this Bond, or if a Deductible Amount is applicable, or both, the Company's liability for court costs and attorneys' fees incurred in defending all or part of such legal proceeding is limited to the proportion of such court costs and attorneys' fees incurred that the amount recoverable under this Bond bears to the total of the amount demanded in such legal proceeding.

If the Company declines to defend the **Assured**, no settlement without the prior written consent of the Company or judgment against the **Assured** shall determine the existence, extent or amount of coverage under this Bond, and the Company shall not be liable for any costs, fees and expenses incurred by the **Assured**.

4.   Representations Made By Assured

The **Assured** represents that all information it has furnished in the Application for this Bond or otherwise is complete, true and correct. Such Application and other information constitute part of this Bond. Any intentional misrepresentation, omission, concealment or incorrect statement of a material fact, in the Application or otherwise, shall be grounds for rescission of this Bond.

III.   DEFINITIONS

As used in this Bond:

Acceptance means a draft which the drawee has, by signature written on it, engaged to honor as presented.

Assured means:

(1) the **Investment Company** listed under Name of **Assured** in the Declarations (the "first named **Assured**"); or

(2) any other **Investment Company** listed in the Application.

Assured does not include any entity or organization that is not an **Investment Company**.

Assured's Network means:

(1) the **Assured's Computer System**; or

(2) an **Electronic Communication System**.

Audit Expenses means reasonable expenses incurred by the **Assured** with the Company's prior written consent, which shall not be unreasonably withheld, for audits or examinations required by any governmental regulatory authority or self-regulatory organization to be conducted by such authority, organization, or their appointee. **Audit Expense** shall not include the **Assured's** internal corporate costs (such as salaries), attorneys' fees, or expenses incurred by any customer.

Certificate of Deposit means an acknowledgment in writing by a financial institution of receipt of **Money** with an engagement to repay it.

Certificated Security means a share, participation or other interest in property of the issuer, or an enterprise of the issuer, or an obligation of the issuer, which is:

(1) represented by an instrument issued in bearer or registered form;

(2) of a type commonly dealt in on securities exchanges or markets or commonly recognized in any area in which it is issued or dealt in as a medium for investment; and

(3) either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

Claims Expenses means reasonable expenses incurred by the **Assured** with the Company's prior written consent, which shall not be unreasonably withheld, solely for independent firms or individuals retained to determine the amount of a covered loss. **Claims Expenses** shall not include the **Assured's** internal corporate costs (such as salaries), attorneys' fees, or expenses incurred by any customer.

Computer System means a device or group of devices and all input, output, processing, storage, off-line media libraries (including third-party hosted computing services accessed across the internet, including infrastructure, platform, and software services), and communication facilities, including related communications networks, which are connected directly or indirectly to such device or group of devices.

Counterfeit Original means an imitation of an actual valid **Original** which is intended to deceive and be taken as the **Original**.

Cryptocurrency means a digital or electronic medium of exchange, operating independently of a central bank, in which encryption techniques are used to regulate the generation of units and to verify the transfer of such units.

Custodian means the institution designated by an **Assured** to maintain possession and control of its assets.

Customer means any shareholder of an **Assured** which has a written agreement with the **Assured** to transfer such shareholder's **Money** or **Securities** through a **Voice Initiated Funds Transfer Instruction**.

Customer Communication System means an:

(1) online portal or mobile application provided by the **Assured** for purposes of accessing a **Customer's** account; or

(2) electronic mailing system hosted by the **Assured** or by a third party cloud service provider.

Director means any natural person duly elected or appointed:

(1) as an officer of the **Assured**;

(2) to the **Assured's** board of directors; or

(3) as a trustee of the **Assured**.

Electronic Communication System means:

(1) Fedwire, Clearing House Interbank Payment System (CHIPS), Society for Worldwide Interbank Financial Telecommunication (SWIFT), and similar automated interbank communication systems in which the **Assured** participates;

(2) **Customer Communication System**; or

(3) any communication system similar to those set forth in (1) and (2) of this definition in which the **Assured** participates,

allowing for the input, output, examination, or transfer of electronic instructions into or from the **Assured's Computer System**.

Employee means any natural person:

(1) while in the regular service of an **Assured** in the ordinary course of such **Assured's** business, whom such **Assured** compensates directly by salary or wage and has the right to control and direct in the performance of such service;

(2) **Director** while in the regular service of an **Assured** in the ordinary course of such **Assured's** business, or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to **Property** of the **Assured**;

(3) intern while in the regular service of an **Assured** in the ordinary course of such **Assured's** business;

(4) provided by an employment contractor while in the regular service of an **Assured** in the ordinary course of such **Assured's** business under the **Assured's** supervision at any of the **Assured's** premises;

(5) employee of the **Assured's** contracted:

    a.   investment advisor;

    b.   underwriter (distributor);

    c.   transfer agent;

    d.   shareholder accounting record-keeper; or

    e.   fund administrator,

while performing acts for the **Assured** in the capacity of an **Employee**;

(6) attorney of a law firm retained by the **Assured** while performing legal services for the **Assured**; or

(7) **Processor**, but only while such **Processor** is performing services and not:

    a.   creating, preparing, modifying, or maintaining the **Assured's** computer applications or software programs; or

    b.   acting as a transfer agent or in any other agency capacity in issuing checks, drafts, or securities for the **Assured**.

Each employer of persons as set forth in (6) and (7) of this definition and the partners, officers, and other employees of such employers shall collectively be deemed to be one person for the purpose of the definition of **Single Loss** and in the event of payment under this Bond, the Company shall be subrogated to the **Assured's** rights of recovery, as stated in Section 12., Subrogation – Assignment – Recovery, of the Conditions and Limitations, against any such employer.

Employee does not include:

(1) any employee of a fund administrator for any employee benefit plan; or

(2) any employee of a transfer agent, shareholder accounting record-keeper, or fund administrator which is:

    a.   not an "affiliated person" (as defined in Section 2(a) of the Investment Company Act of 1940) of an **Assured** or of the investment advisor or underwriter (distributor) of such **Assured**; or

    b.   a "bank" (as defined in Section 2(a) of the Investment Company Act of 1940).

Evidence of Debt means an instrument, including a **Negotiable Instrument**, executed by a **Customer** and held by the **Assured**, which in the regular course of business is treated as evidencing the **Customer's** debt to the **Assured**.

Forgery means:

(1) affixing the handwritten signature, or a reproduction of the handwritten signature, of another natural person without authorization and with the intent to deceive; or

(2) affixing the name of an organization as an endorsement to a check without authority and with the intent to deceive,

provided that a signature which consists in whole or in part of one's own name signed with or without authority, in any capacity, for any purpose is not a **Forgery**.

Initial Transaction Statement means the first written statement signed by or on behalf of the issuer of an **Uncertificated Security** sent to the registered owner or registered pledgee containing:

(1) a description of the issue of which the **Uncertificated Security** is a part;

(2) the number of shares or units transferred to the registered owner, pledged by the registered owner to the registered pledgee, or released from pledge by the registered pledgee;

(3) the name, address and taxpayer identification number, if any, of the registered owner and registered pledgee; and

(4) the date the transfer, pledge or release was registered.

Instruction means a written order to the issuer of an **Uncertificated Security** requesting that the transfer, pledge or release from pledge of the specified **Uncertificated Security** be registered.

Investment Company means any entity registered under the Investment Company Act of 1940.

Items of Deposit means one or more checks or drafts drawn upon a financial institution in the United States of America.

Larceny or Embezzlement means larceny and embezzlement as defined under Section 37 of the Investment Company Act of 1940.

Letter of Credit means an engagement in writing by a bank or other person made at the request of a customer that the bank or other person will honor drafts or other demands for payment in compliance with the conditions specified in the engagement.

Money means a medium of exchange in current use authorized or adopted by a domestic or foreign government as part of its currency.

Negotiable Instrument means any writing:

(1) signed by the maker or drawer;

(2) containing an unconditional promise or order to pay a sum certain in **Money** and no other promise, order, obligation or power given by the maker or drawer;

(3) payable on demand or at a definite time; and

(4) payable to order or bearer.

Negotiable Instrument includes a substitute check as defined in the Check Clearing for the 21st Century Act, and shall be treated the same as the **Original** it replaced.

Network Intrusion means the:

(1) unauthorized access; or

(2) entry of an unauthorized application or software program,

into the **Assured's Network**, by any entity or natural person, except an **Employee** or any authorized representative of the **Assured**.

Original means the first rendering or archetype and does not include photocopies or electronic transmissions even if received and printed.

Processor means an employee of any entity authorized by the **Assured** to perform data processing of the **Assured's** checks and accounting records related to such checks. **Processor** does not include any employee of a Federal Reserve Bank or clearing house.

Property means **Money**; **Securities**; **Initial Transaction Statement**; **Negotiable Instrument**; **Certificate of Deposit**; **Acceptance**; **Evidence of Debt**; **Withdrawal Order**; **Letter of Credit**; insurance policy; abstract of title, deed and mortgage on real estate; revenue and other stamps; precious metals in any form; and books of accounts and other **Written** records, but not electronic data processing records or media.

Property does not include electronic data or **Cryptocurrency**.

Securities means either **Certificated Securities** or **Uncertificated Securities**.

Single Loss means all covered loss, court costs, and attorneys' fees resulting from:

(1) any one act of burglary, robbery or attempt at either, in which no **Employee** is implicated;

(2) any one act or series of related acts on the part of any natural person resulting in the damage, destruction, or misplacement of **Property**;

(3) all acts other than those specified in (1) and (2) of this definition, caused by any natural person or in which such natural person is implicated; or

(4) any one event not specified in (1), (2) or (3) of this definition.

Transportation Company means any organization which provides its own or its leased vehicles for transportation or which provides freight forwarding or air express services.

Uncertificated Security means a share, participation or other interest in property of the issuer, or an enterprise of the issuer, or an obligation of the issuer, which is:

(1) not represented by an instrument and the transfer of which is registered on books maintained for that purpose by or on behalf of the issuer;

(2) of a type commonly dealt in on securities exchanges or markets; and

(3) either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

Voice Initiated Funds Transfer Instruction means those oral instructions which authorize the transfer of **Money** in a **Customer's** account, or of a **Customer's Securities**, and which are:

(1) made over a telecommunications device; and

(2) directed to those natural persons specifically authorized to receive such instructions by such telecommunications device.

Withdrawal Order means a non-negotiable instrument, other than an **Instruction**, signed by a **Customer** authorizing the **Assured** to debit the **Customer's** account in the amount of funds stated therein.

Written means expressed through letters or marks placed upon paper and visible to the eye.

For the purposes of these definitions, the singular includes the plural and the plural includes the singular, unless otherwise indicated.

IV.   EXCLUSIONS

1.   General Exclusions – Applicable To All Insuring Clauses

This Bond does not cover loss resulting directly or indirectly from:

a.   riot or civil commotion outside the United States of America and Canada, or any loss due to military, naval or usurped power, war or insurrection. This Exclusion 1.a., however, shall not apply to loss which occurs in transit in the circumstances recited in Insuring Clause 3, provided that when such transit was initiated there was no knowledge on the part of any person acting for the **Assured** of such riot, civil commotion, military, naval or usurped power, war or insurrection;

b.   the effects of nuclear fission or fusion, radioactivity, or chemical or biological contamination;

c.   the loss of potential income. This Exclusion 1.c., however, shall not apply to interest and dividends accrued to the benefit of the **Assured** or any **Customer** prior to the discovery of a covered loss, whether or not such accrued interest or dividends have been paid into the account of such **Assured** or **Customer** as of the discovery of such covered loss;

d. damages of any type for which the **Assured** is legally liable, except compensatory damages, but not multiples thereof, arising from a loss covered under this Bond;

e. all costs, fees and expenses incurred by the **Assured**:

(1) in establishing the existence of or amount of loss covered under this Bond, except for loss covered under Insuring Clause 8 or 9; or

(2) as a party to any legal proceeding, even if such legal proceeding results in a loss covered by this Bond;

f. indirect or consequential loss of any nature, except for loss covered under Insuring Clause 8 or 9. This Exclusion 1.f., however, shall not apply to interest and dividends accrued to the benefit of the **Assured** or any **Customer** prior to the discovery of a covered loss, whether or not such accrued interest or dividends have been paid into the account of such **Assured** or **Customer** as of the discovery of such covered loss;

g. any violation by the **Assured** or by any **Employee**:

(1) of any law regulating:

i.   the issuance, purchase or sale of securities;

ii. securities transactions on security or commodity exchanges or the over the counter market;

iii. investment companies; or

iv. investment advisors; or

(2) of any rule or regulation made pursuant to any such law;

h. the loss or disclosure of confidential information, material or data, while in the care, custody or control of the **Assured**, including but not limited to patents, trade secrets, processing methods, customer lists, financial information, credit card information, health information, retirement or health savings account information, or any similar type of non-public information. This Exclusion 1.h., however, shall not apply when such information, material or data is used to support or facilitate the commission of any act otherwise covered under this Bond;

i. fees, costs, fines, penalties or any other expenses incurred by an **Assured** which result, directly or indirectly, from the access to or disclosure of an **Assured's** or another entity's or person's confidential or personal information, including but not limited to patents, trade secrets, processing methods, customer lists, financial information, credit card information, health information, retirement or health savings account information, or any similar type of non-public information;

j. liability resulting from disclosure of or acting on material nonpublic information;

k. liability assumed by the **Assured** by agreement under any contract, unless loss under this Bond would be covered in the absence of such agreement;

l. the dishonest acts of any **Director** who is not an **Employee**, acting alone or in collusion with others;

m. any modification, damage, destruction, deletion, or corruption of any application or software program within the **Assured's Network**, except for loss covered under Insuring Clause 7;

n. a threat or series of threats to:

(1) gain access to the **Assured's Computer System** and sell or disclose confidential information stored within the **Assured's Computer System**; or

(2) modify, damage, destroy, delete, or corrupt any application or software program within the **Assured's Computer System**;

o. costs or expenses of any independent forensic analysts or network security consultants engaged to investigate or assess any actual or alleged threat;

p. costs or expenses incurred to identify or ⟨ ⟩ vulnerabilities, or costs to update, replace, ⟨ ⟩ **System**;

q. costs or expenses incurred to replace, restor⟨ ⟩ program; or

r. **Cryptocurrency**.

<p style="text-align:center">TIFF Investment Program ("TIP")
ASSISTANT SECRETARY'S CERTIFICATE</p>

<p style="text-align:center">Approval of the Fidelity Bond Coverage</p>

I, Frances Sebzda, on this 1st day of November 2022, do hereby certify that I am the duly elected Assistant Secretary of TIP, and that at the September 20, 2022 meeting of the Board of Trustees of TIP, the following resolutions were adopted by the Board, including a majority of the non-interested Trustees, which said resolutions remain in full force and effect:

RESOLVED, that a single insured fidelity bond (the "bond"), written for the one-year period commencing September 30, 2022, in the amount of $1.5 million, covering officers and employees of TIP, in accordance with the requirements of Rule 17g-1 under Section 17(g) of the Investment Company Act of 1940 (the "1940 Act"), is reasonable in form and amount and is hereby approved, after having given due consideration to, among other things, the value of the aggregate assets of TIP to which any covered person (which for the purpose of these regulations shall mean each officer and employee of TIP who may, singly or jointly with others, have access to securities or funds of TIP, either directly or through authority to draw upon such funds or to direct generally the disposition of such securities of TIP) may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets, and the nature of the portfolio securities of TIP; and it is further

RESOLVED, that the appropriate officers of TIP be, and each hereby is, authorized, directed and empowered to take all necessary action, make any and all payments (including the payment of the premium), in the name of TIP and on its behalf, in order to obtain the above mentioned bond; and it is further

RESOLVED, that the assistant secretary or other appropriate representative of TIP be, and each hereby is, authorized, directed and empowered to give notices and make filings pursuant to Paragraph (g) of Rule 17g-1 under the 1940 Act.

 /s/ Frances Sebzda
Frances Sebzda
Assistant Secretary, TIFF Investment Program